As filed with the Securities and Exchange Commission on October 19, 2011
File No. 812-13583

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR A
SUPERCEDING ORDER UNDER RULE
17d-1 OF THE INVESTMENT COMPANY ACT OF 1940
TO PERMIT CERTAIN JOINT TRANSACTIONS
SPECIAL VALUE OPPORTUNITIES FUND, LLC
SPECIAL VALUE EXPANSION FUND, LLC
SPECIAL VALUE CONTINUATION FUND, LLC
SPECIAL VALUE CONTINUATION PARTNERS, LP
TENNENBAUM OPPORTUNITIES FUND V, LLC
TENNENBAUM OPPORTUNITIES PARTNERS V, LP
SPECIAL VALUE ABSOLUTE RETURN FUND, LLC
TENNENBAUM CAPITAL PARTNERS, LLC
BABSON CAPITAL MANAGEMENT LLC
TENNENBAUM DIP OPPORTUNITY FUND, LLC
TENNENBAUM OPPORTUNITIES FUND VI, LLC
TENWIN, LP

Communications, Notice and Order to:

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

With copies to:
Howard M. Levkowitz
c/o Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

and

Christopher DeFrancis
Co-General Counsel

Babson Capital Management LLC
1500 Main Street, Suite 2800
Springfield, Massachusetts 01115
(413) 226-1000

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:
SPECIAL VALUE OPPORTUNITIES FUND, LLC; SPECIAL VALUE EXPANSION FUND, LLC; SPECIAL VALUE CONTINUATION FUND, LLC; SPECIAL VALUE CONTINUATION PARTNERS, LP; TENNENBAUM OPPORTUNITIES FUND V, LLC; TENNENBAUM OPPORTUNITIES PARTNERS V, LP; SPECIAL VALUE ABSOLUTE RETURN FUND, LLC; TENNENBAUM CAPITAL PARTNERS, LLC; BABSON CAPITAL MANAGEMENT LLC; TENNENBAUM DIP OPPORTUNITY FUND, LLC; TENNENBAUM OPPORTUNITIES FUND VI, LLC AND TENWIN, LP

File No. 812-13583
Application for a Superceding Order under Rule 17d-1 under the Investment Company Act of 1940 To Permit Certain Joint Transactions

I.      Summary of Application

Special Value Opportunities Fund, LLC ("SVOF"); Special Value Expansion Fund, LLC ("SVEF"); Tennenbaum Capital Partners, LLC, on behalf of itself and its successors1 ("TCP"); Babson Capital Management LLC, on behalf of itself and its successors)1 ("Babson"); Special Value Bond Fund II, LLC ("SVBF II"); Special Value Absolute Return Fund, LLC ("SVARF"); Tennenbaum Multi-Strategy Master Fund ("MSMF"); Tennenbaum Multi-Strategy Fund I, LLC ("MSFI"); and Tennenbaum Multi-Strategy Fund (Offshore) ("MSFO") obtained an order (the "Original Order") from the Securities and Exchange Commission (the "Commission") under Rule 17d-1 under the Investment Company Act of 1940 (the "Act") on May 9, 2006 permitting SVOF, SVEF and any other Registered Fund (as defined below) that now or in the future is advised by TCP or an entity controlling, controlled by, or under common control with TCP (collectively, with TCP, the "Adviser") to (a) coinvest with the Unregistered Accounts (as defined below) in private placement securities; (b) make follow-on investments in private placement securities of such issuers ("Follow-On Investments"); and (c) exercise warrants, conversion privileges, and other rights associated with private placement securities acquired

________________________
1	The term "successor", as applied to TCP and Babson, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

under (a) and (b) above (the potential actions described in (a), (b) and (c) being collectively referred to herein as the "proposed coinvestments").2

Since the granting of the Original Order, TCP has formed two additional sets of Registered Funds (each set consisting of two Registered Funds, one serving as a master fund and one as a feeder fund) and four additional Unregistered Accounts (as defined below) and has had over five years of experience conducting operations under the conditions set forth in the Original Order.  TCP and the boards of directors of the Registered Funds have concluded in light of their experience with the Original Order to seek modification of certain of the conditions set forth in the Original Order.  Accordingly, SVOF, SVEF, TCP, Babson, SVARF, the new Registered Funds (Special Value Continuation Fund, LLC ("SVCF"), Special Value Continuation Partners, LP ("SVCP"), Tennenbaum Opportunities Fund V, LLC ("TOF V") and Tennenbaum Opportunities Partners V, LP ("TOP V")) and the new Unregistered Accounts that might wish to coinvest in private placement securities with the Registered Funds (Tennenbaum DIP Opportunity Fund, LLC ("DIPF"), Tennenbaum Opportunities Fund VI, LLC ("TOF VI") and Tenwin, LP ("Tenwin") (collectively, the "Applicants")3 hereby seek a superceding order to permit the Registered Funds to (a) coinvest with the Unregistered Accounts in private placement securities; (b) make follow-on investments in private placement securities ("Follow-On Investments"); and (c) exercise warrants, conversion privileges, and other rights associated with private placement securities acquired under (a) and (b) above.  For purposes of this application, the term "private placement securities" refers to private placement securities with respect to which TCP has concluded that coinvestment by Registered Funds and/or Unregistered Accounts, as applicable, is not eligible for exception from the prohibitions of Rule 17d-1 under no-action letters or exemptive provisions of Rule 17d-1. The term "private placement securities" does not include securities originally acquired in a private placement that have become publicly salable without restriction under the securities laws so long as the Adviser adheres to allocation guidelines that require pro rata disposition unless the Investment Committee (as defined below) and either senior compliance personnel or internal counsel make an exception in accordance with the Adviser's allocation policies.

II.      Background

A.  SVOF, SVEF, SVCF, SVCP, TOF V and TOP V

1.           SVOF.  SVOF is a Delaware limited liability company that is registered as a nondiversified closed-end management investment company under the Act.  Attached as Exhibit "A" is a chart showing the capitalization of each of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V.

________________________
2
All entities that currently intend to rely upon the requested order have been named as Applicants.  Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application.

3
SVBF II, which was an applicant with respect to the Original Order, has ceased operations and is not named as an applicant for the proposed superceding order.  MSMF, MSFI and MSFO have never co-invested in private placement securities with the Registered Funds and TCP now expects that they never will.  Accordingly, they also are not named as applicants.

SVOF's investment objective is to seek to achieve high total returns while minimizing losses.   SVOF is a nondiversified fund and accordingly is not subject to any limitations under the Act on the proportion of its assets that it can invest in a single issuer.  However, the various overcollateralization tests in its senior revolving credit facility and preferred stock terms effectively require that most of its assets be invested in such a way that less than 5% of its assets are invested in any single issuer.

The board of directors (the "Board") of SVOF consists of four persons, three of whom are not "interested persons" within the meaning of Section 2(a)(19) of the Act (the "Independent Directors").  No Independent Director of SVOF is a director of any other investment fund managed by TCP.  The Independent Directors select and nominate any other Independent Directors.  Any person who acts as legal counsel for the Independent Directors is an independent legal counsel, as defined in Rule 0-1(a)(6) under the Act and SVOF abides by the applicable governance standards set forth in Rule 0-1(a)(7) under the Act.  The Board sets broad policies for SVOF.  TCP serves as SVOF's investment manager and manages the day-to-day operations of SVOF, subject to the oversight of the Board. Babson also is an investment adviser to SVOF although its only role is through its participation on TCP's investment committee (the "Investment Committee").

2.           SVEF.  SVEF is a Delaware limited liability company that is registered as a nondiversified closed-end management investment company under the Act.  SVEF was formed after the completion of the offering for SVOF and was designed to accommodate investors who missed the deadline for investing in SVOF.   Please see Exhibit "A" showing the fund's capitalization.   SVEF has the same investment objective as SVOF.

SVEF's Board consists of three persons, two of whom are Independent Directors.  No Independent Director of SVEF is a director of any other investment fund managed by TCP.  The Independent Directors select and nominate any other Independent Directors, any counsel who acts for them is an  independent legal counsel, as defined in Rule 0-1(a)(6) under the Act, and SVEF abides by the governance standards of Rule 0-1(a)(7) under the Act.  TCP acts as SVEF's investment adviser and manages the day-to-day operations of SVEF, subject to the oversight of the Board.  The SVEF investment committee has four voting members who review and discuss the purchase and sale of all of SVEF's investments. Approval by a majority vote of the investment committee is required prior to the purchase or sale of any of SVEF's investments (other than cash, short-term securities and hedging activities). Unlike in SVOF, Babson does not have a representative on the investment committee for SVEF.

3.           SVCF and SVCP.  SVCF and SVCP were formed in July, 2006. SVCF is a Delaware limited liability company and SVCP is a Delaware limited partnership.  Both SVCF and SVCP are registered as nondiversified closed-end management investment companies under the Act. SVCP is a master fund for which SVCF serves as the sole feeder fund.  Please see Exhibit "A" showing each fund's capitalization.

SVCF's Board consists of three persons, two of whom are Independent Directors.  SVCF invests substantially all of its assets in SVCP.  Each of the directors of SVCF also serves as a director of SVCP.  No Independent Director of SVCF and SVCP is a director of any other investment fund managed by TCP.  The Independent Directors select and nominate any other Independent Directors.  Any person who acts as legal counsel for the Independent Directors is an independent legal counsel, as defined in Rule 0-1(a)(6) under the Act and SVCF and SVCP abide by the applicable governance standards set forth in Rule 0-1(a)(7) under the Act.  The Board sets broad policies for SVCF and SVCP.  TCP serves as SVCF's and SVCP's investment manager and manages the day-to-day operations of SVCF, subject to the oversight of the Board. SVCP's general partner, SVOF/MM, LLC, manages its day-to-day operations, subject to the oversight of the Board.  Babson also is an investment adviser to SVCF and SVCP although its only role is through its participation on the Investment Committee.

In April, 2011, SVCF received shareholder approval to convert itself and SVCP into business development companies in conjunction with an initial public offering by SVCF.  This approval included approval of new investment management arrangements which would provide for payment of a base management fee of 1.5% of total assets (other than cash and cash equivalents) and separate incentive compensation arrangements relating to ordinary income and capital gain, each of which would be subject to a cumulative minimum total return requirement.  In conjunction with the proposed conversion, SVCF also filed a registration statement on Form N-2 for its initial offering on March 8, 2011 and is currently waiting for market conditions to improve in order to complete the offering and its transition to operating as a business development company.

4.           TOF V and TOP V.  TOF V, a Delaware limited liability company, was formed in August, 2006 and held private placement offerings closing in October 2006, February 2007 and July 2007.  On December 15, 2006, TOF V formed Tennenbaum Opportunities Partners V, LP ("TOP V"), a Delaware limited partnership, and contributed all of its assets to TOP V in exchange for all of the common limited partner interests in TOP V.  At the same time TOP V admitted SVOF/MM, LLC as its general partner, which contributed $1000 for such interest.  TOP V is a master fund for which TOF V serves as the sole feeder fund.  Both TOF V and TOP V are registered nondiversified closed-end management investment companies.  Please see Exhibit "A" showing each fund's capitalization. In its capacity as general partner of TOP V, SVOF/MM, LLC manages the day-to-day activities of TOP V and is paid in its capacity as general partner any Carried Interest (as defined below) due as incentive compensation under TOP V's advisory arrangements.

The Boards of TOF V and TOP V each consist of three persons, two of whom are Independent Directors. Each of the directors of TOP V also serves as a director of TOF V.  No Independent Director of TOF V and TOP V is a director of any other investment fund managed by TCP.  The Independent Directors select and nominate any other Independent Directors.  Any person who acts as legal counsel for the Independent Directors is an independent legal counsel, as defined in Rule 0-1(a)(6) under the Act and TOF V and TOP V abide by the applicable governance standards set forth in Rule 0-1(a)(7) under the Act.  The Board sets broad policies for TOP V and TOF V.  TCP serves as investment manager for both TOF V and TOP V and manages the day-to-day operations of TOF V and TOP V, subject to the oversight of the Board. TOP V's general partner manages its day-to-day operations, subject to the oversight of the Board.  Babson also is an investment adviser to TOF V and TOP V although its only role is through its participation on the Investment Committee.

From time to time, TCP may form other registered closed-end management investment companies or closed-end management investment companies that elect to operate as business development companies (each a "Registered Fund" and together with SVOF, SVEF, SVCF, SVCP, TOF V and TOP V, the "Registered Funds") to engage in investment activities similar to those engaged in by SVOF, SVEF, SVCF, SVCP, TOF V and TOP V.

B.  Unregistered Accounts

TCP currently manages seven accounts that are not registered investment companies and that expect to be actively investing.

Three of the unregistered accounts, MSMF, MSFI and MSFO, are a set of private investment funds organized as a master fund with separate domestic and offshore feeder funds (collectively, the "Hedge Fund") managed by TCP.  The Hedge Fund employs a multi-strategy approach to seek superior risk adjusted returns.  It invests primarily in hedged equity positions, convertible bond arbitrage, risk arbitrage, capital structure arbitrage, and deep value equity and distressed debt.  As a consequence, it invests primarily in publicly traded securities and related hedges.  Each of MSMF, MSFI and MSFO qualifies for exception from the definition of investment company by reason of Section 3(c)(7) of the Act.  MSMF, the master fund, is organized as a Cayman Islands unit trust, while its feeder funds, MSFI and MSFO, are organized as a Delaware limited liability company and a Cayman Islands unit trust, respectively.  It is not expected that the Hedge Fund will co-invest with the Registered Funds in private placement securities and accordingly the Hedge Fund entities are not named as applicants.

TCP also manages DIPF, TOF VI, Tenwin and TMF, each of which is not registered under the Act pursuant to the exception set forth in section 3(c)(1) or section 3(c)(7) of the Act.  DIPF was formed in 2009 and has $434 million in capital commitments.  TOF VI and Tenwin were formed in 2010 with approximately $530 million and $15 million in capital commitments and capital respectively.  TMF was formed in 2011 with $5 million in subscriptions.  TCP serves as the investment adviser for each of DIPF, TOF VI, Tenwin and TMF.  SVOF/MM, LLC is the managing member for DIPF and TOF VI, TCP is the managing member for TMF.  Michael E. Tennenbaum is the General Partner for Tenwin.  The registered Funds may wish on occasion to co-invest with DIPF, TOF VI and Tenwin.  It is not expected that TMF will co-invest with the Registered Funds in private placement securities and accordingly it is not named as an applicant.

TCP also manages three unregistered accounts, SVARF, Special Value Bond Fund, LLC ("SVBF") and Tennenbaum Multi-Strategy Fund SPV (Cayman), Ltd., ("SPV"), which are in the wind down phase and are no longer actively investing.  SVARF and SVBF are investment pools organized as Delaware limited liability companies that qualify for exception from the definition of investment company by reason of Section 3(c)(7) of the Act.   TCP is the primary investment adviser to SVARF. SVARF also has a managing member (SVAR/MM, LLC) that is an investment adviser registered with the Commission under the Investment Advisers Act of 1940 (the "Advisers Act"). SVBF also has a managing member (SVIM/MSM, LLC) that is an investment adviser registered with the Commission under the Advisers Act. The managing members perform certain investment management functions relating to negotiated transactions and various administrative functions for SVARF and SVBF pursuant to agreement therewith.  The managing members have no employees who are not employees of TCP, have no investment in any of the applicants and serve no function in relation to SVOF or SVEF.  SVARF and SVBF are co-managed by Babson under an arrangement substantially the same as that described above for SVOF.  SPV is an investment pool organized as a Cayman Islands exempted company that qualifies for exception from investment company status by reason of Section 3(c)(7) of the Act.

SVARF has less than $6 million in total assets.  SVARF is scheduled to terminate operations no later than December 2011 and may need to dispose of private placement securities acquired pursuant to the Order.  SVBF has less than $3 million in total assets and is in dissolution.  SPV has approximately $20 million in total assets and is in liquidation.

From time to time TCP or another Adviser may manage other accounts that are not registered investment companies and that may seek to co-invest in private placement securities with one or more of the Registered Funds (such accounts, together with SVARF, DIPF, TOF VI and Tenwin, the "Unregistered Accounts").

C.  TCP

TCP is a limited liability company organized under the laws of Delaware and is an investment adviser registered with the Commission under the Advisers Act.  TCP was founded in 1999 by Michael E. Tennenbaum, Mark K. Holdsworth and Howard M. Levkowitz.  The three founders along with Tennenbaum & Co. LLC ("TCO"), whose managing member is Michael E. Tennenbaum, David A. Hollander, Michael E. Leitner, Philip M. Tseng, Rajneesh Vig, and Hugh Steven Wilson constitute TCP's principals.  TCP, which has approximately $5 billion of committed capital under management, seeks to create value by, among other things, acquiring control of companies, changing their boards and managements and improving their operations; by leading debt restructuring efforts; and by providing refinancing of existing holdings.

Each of the Registered Funds and Unregistered Accounts other than SVARF, Tenwin and SPV pays asset management fees to TCP.  On certain of the Registered Funds and Unregistered Accounts, TCP pays a portion of such fees to Babson.

TCP and/or SVOF/MM, LLC receives a base management fee and, subject to a performance hurdle, incentive compensation (often referred to as "Carried Interest") from each Registered Fund and each Unregistered Account (except that such amounts are waived as to Tenwin and SPV and, in the Unregistered Accounts, for employees of TCP and certain other investors).

D.  Babson

Babson, a member of the MassMutual Financial Group ("MassMutual"), is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual Life").  Babson is an investment adviser registered under the Advisers Act.  With approximately $99 billion of assets under management as of September 30, 2009, Babson is a provider of specialized investment management services to both institutional investors and high net worth individuals.  Babson is a co-manager of SVOF, SVCF, SVCP, TOF V and TOP V, in each case pursuant to a separate investment management agreement with the relevant fund and TCP and participates in the Investment Committee with respect to such funds.4  Thus, Babson is a first-tier affiliated person of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V.  In addition, Babson is a second-tier affiliated person of SVOF, SVCF, TOF V and TOF VI because its parent company, MassMutual Life, owns, controls or holds with power to vote more than 5% of the voting securities of each of SVOF, SVCF, SVCP, TOF V, TOP V and TOF VI.

E.  Co-Investment

The Applicants believe that it is in the best interests of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V to be able to co-invest with each other and with the Unregistered Accounts.  However, such coinvestments may be prohibited pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder.  Section 17(d), as implemented by Rule 17d-1 thereunder, prohibits affiliated persons (within the meaning of Section 2(a)(3) of the Act) and principal underwriters of a registered investment company and affiliated persons of such affiliated persons and principal underwriters from participating as principals in any joint arrangement with such registered investment company unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1.  The Unregistered Accounts may be subject to the prohibitions of Rule 17d-1 because each of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V and the Unregistered Accounts have been sponsored and managed by TCP and, accordingly, may be under the common control of TCP within the meaning of Section 2(a)(3)(C) of the Act.  The Applicants are not aware of any other reason why the Registered Funds and the Unregistered Accounts would be affiliated persons or affiliated persons of affiliated persons of each other.  In addition, most of the principals of TCP have investments that are material to them in each of the currently existing Unregistered Accounts (other than Tenwin, in which Michael E. Tennenbaum has an interest) and in SVOF, SVCF and TOF V.  The principals of TCP are Michael E. Tennenbaum, Howard M. Levkowitz, Mark Holdsworth, David A. Hollander, Michael E. Leitner, Philip M. Tseng, Rajneesh Vig and Hugh Steven Wilson.  None of these individuals separately or collectively beneficially owns a 5% or greater interest in SVOF, SVEF, SVCF, SVCP, TOF V or TOP V or, except as a result of Michael E. Tennenbaum's investment in TenWin, in any of the Unregistered Accounts.

III.      Relief Requested

The Applicants respectfully request an order (the "Order") of the Commission under Rule 17d-1 under the Act to permit, subject to the terms and conditions set forth below in this application (the "Conditions"), any or all of the Unregistered Accounts to engage in the proposed coinvestments with any or all of the Registered Funds.

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4
Babson and MassMutual Life have obtained an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder (the "MassMutual 17(d) Order"), which was last amended on August 8, 2000 (Release No. IC-24595), which permits MassMutual Life, two registered investment companies and private investment funds for which Babson or MassMutual Life serves as investment adviser to co-invest in certain types of debt securities acquired in private placements, subject to various conditions.  The Registered Funds and Unregistered Accounts are not parties to or covered by the MassMutual 17(d) Order.

Applicants believe that the Conditions will ensure the protection of shareholders of the Registered Funds and compliance with the purposes and policies of the Act with respect to the proposed transactions.

This Application seeks relief on a prospective basis (i) in order to avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each proposed coinvestment that arises in the future, (ii) in order to enable the Registered Funds and the Unregistered Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications, and (iii) in order to enable the Registered Funds and the Unregistered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.  Section 17(d)

Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (1) any person directly or indirectly owning, controlling, or holding with power to vote, five percent or more of the outstanding voting securities of such other person; (2) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (3) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (4) any officer, director, partner, copartner or employee of such other person; (5) any investment adviser of or any member of an advisory board of an investment company; and (6) any depositor of an unincorporated investment company not having a board of directors. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company.

Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act or a company controlled by such a company from engaging as principals in any joint transactions in which such registered company or a company controlled by such a company is a participant in contravention of rules adopted by the Commission.  The Commission has adopted Rule 17d-1, which prohibits such transactions in the absence of an order from the Commission, with exceptions for certain classes of transactions.  SVOF, SVEF, SVCF, SVCP, TOF V and TOP V and the Unregistered Accounts have been sponsored and managed by TCP and, accordingly, may be deemed to be affiliated persons of each other and of TCP because TCP may be deemed to control each of such persons.  TCP may be deemed to be an affiliated person of SVOF, SVEF, SVCF, SVCP, TOF V and TOP V because it acts as their investment adviser and may be deemed to control them and may be deemed to be an affiliated person of the Unregistered Accounts because it may control them.  Babson may be deemed to be an affiliated person of SVOF, SVCF, SVCP, TOF V and TOP V because it acts as an investment adviser to each of them and may also be a second-tier affiliated person of SVOF, SVCF, SVCP, TOF V, TOP V and TOF VI because MassMutual Life owns, controls or holds with power to vote 5% or more of the voting securities of SVOF, SVCF, SVCP, TOF V, TOP V and TOF VI.

The prohibition in Section 17(d) and Rule 17d-1 could force a Registered Fund to refrain from making an attractive investment simply because another Registered Fund or one or more of the Unregistered Accounts are contemplating making the same investment.

B.  Source of Exemption Authority

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application.  In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions which do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants." Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the Conditions of the application would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

C.  Proposed Conditions

Applicants agree that the Order would be subject to the following Conditions:

1.
Each time that an Unregistered Account or a Registered Fund proposes to acquire private placement securities, the acquisition of which would be consistent with the investment objectives and policies of another Registered Fund, the Adviser will offer the other Registered Fund the opportunity to acquire a pro rata amount (based upon amounts available for investment by such Registered Fund and the applicable Unregistered Account or Registered Fund) of such private placement securities up to the entire amount being offered to it.  If one Registered Fund declines the offer or accepts a portion of the private placement securities offered to it, but one or more other Registered Funds accepts the private placement securities offered, that portion of the private placement securities declined by the Registered Fund may be allocated to the other Registered Fund or Unregistered Account, based on their amounts available for investment.  For purposes of the foregoing, the phrase "amounts available for investment" means the total available capital, which includes available leverage so long as such leverage is able to be drawn.

2.
(a)           Prior to any coinvestment by a Registered Fund, the Adviser will make an initial determination of whether the acquisition of the private placement securities is consistent with the investment objectives and policies of the Registered Fund.  If the Adviser determines that the acquisition of the private placement securities would be consistent with the investment objectives and policies of the Registered Fund, the Adviser will then determine whether participation in the investment opportunity is appropriate for the Registered Fund and, if so, the appropriate amount that the Registered Fund should invest.  If the aggregate of the amount recommended by the Adviser to be invested by the Registered Fund in such proposed coinvestment and the amount proposed to be invested by any other Registered Fund and any Unregistered Accounts in the same transaction exceeds the amount of the investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the amount available for investment by the Registered Funds and the Unregistered Accounts participating in the transaction.  The Adviser will provide the Independent Directors of the Registered Fund's Board ("Joint Transactions Committee") with information concerning the amount of capital the Registered Funds and the Unregistered Accounts have available for investment in order to assist the Joint Transactions Committee with its review of the Registered Fund's investments for compliance with these allocation features.

(b)           After making the determinations required in (a) above, the Adviser will submit written information concerning the proposed coinvestment, including the amount proposed to be acquired by the Registered Fund, any other Registered Funds, and any Unregistered Account, to the members of the Joint Transactions Committee.  A Registered Fund may coinvest in a private placement security only if a majority of the members of the Joint Transactions Committee who have no direct or indirect financial interest in the transaction ("Required Majority") determine that:

(i)
the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Registered Fund and its shareholders and do not involve overreaching of the Registered Fund or its shareholders on the part of any person concerned;

(ii)	the transaction is consistent with the Registered Fund's investment objectives and policies as recited in its registration statement and its reports to shareholders; and

(iii)
the coinvestment by another Registered Fund or Unregistered Account would not disadvantage the Registered Fund, and participation by the Registered Fund would not be on a basis different from or less advantageous than that of the other participants.

3.
If the Adviser determines that a Registered Fund should not acquire any private placement securities offered to it pursuant to Condition 1 above, the Adviser will submit its determination to the Joint Transactions Committee for approval.

4.
The Registered Funds and any Unregistered Account shall acquire private placement securities in reliance on the order only if the terms, conditions, price, class of securities being purchased, registration rights, if any, and other rights are the same for each

Registered Fund and any Unregistered Account participating in the coinvestment.  When more than one Registered Fund proposes to coinvest in the same private placement securities, the Joint Transactions Committee of each Registered Fund shall review the transaction and make the determinations set forth in Condition 2 above, on or about the same time.

5.
Except as described below, no Registered Fund may make a Follow-On Investment or exercise warrants, conversion privileges, or other rights unless each Unregistered Account and any other Registered Fund make such Follow-On Investment or exercise such warrants, conversion rights, or other rights at the same time and in amounts proportionate to their respective holdings of such private placement securities.  If an Unregistered Account or another Registered Fund anticipates participating in a Follow-On Investment or exercising warrants, conversion rights, or other rights in an amount disproportionate to its holding, the Adviser will formulate a recommendation as to the proposed Follow-On Investment or exercise of rights by each Registered Fund and submit the recommendation to each Registered Fund's Joint Transactions Committee.  That recommendation will include an explanation why the Unregistered Account or Registered Fund is not participating to the extent of, or exercising, its proportionate amount.  Prior to any such disproportionate Follow-On Investment or exercise, a Registered Fund must obtain approval for the transaction as set forth in Condition 2 above.  Transactions pursuant to this Condition5 will be subject to the other Conditions set forth in this Application.

6.
Except as described below, no Unregistered Account or Registered Fund will sell, exchange or otherwise dispose of any interest in any private placement securities acquired pursuant to the Order unless each other Registered Fund and Unregistered Account disposes of all or a portion of its interest in such placement securities at the same time, for the same unit consideration, on the same terms and conditions and in amounts proportionate to its respective holding of such private placement securities.  If the proposed participation of any Registered Fund or Unregistered Account is disproportionate to its holding of such private placement securities, the Adviser will formulate a recommendation as to the participation of each Registered Fund in the proposed transaction and submit the recommendation to the Joint Transactions Committee of the Registered Fund.  The recommendation will include an explanation why each Registered Fund or Unregistered Account is not participating to the extent of its proportionate amount.  No Registered Fund shall participate in a disproportionate disposition of private placement securities acquired pursuant to the Order unless a Required Majority of the Joint Transactions Committee for such Registered Fund has made the determinations set forth in condition 2 above.

7.
The expenses, if any, associated with acquiring, holding, or disposing of any private placement securities (including, without limitation, the expenses of the distribution of any securities registered for sale under the Securities Act of 1933) shall, to the extent not

________________________
5	See Massachusetts Mutual Life Insurance Company, SEC No-Action 7/28/2000; and SMC Capital Inc., SEC No-Action 9/5/1995.

payable solely by the Adviser under its investment management agreements with theRegistered Funds and the Unregistered Accounts, be shared by the Registered Funds and the Unregistered Accounts in proportion to the relative amounts of such private placement securities held or being acquired or disposed of, as the case may be, by the Registered Funds and the Unregistered Accounts.

8.
The Joint Transactions Committee of each Registered Fund will be provided quarterly for its review all information concerning private placement securities investments made by the Registered Fund and the Unregistered Accounts and other Registered Funds, including private placement securities investments made by the Unregistered Accounts in which the Registered Fund declined to participate, so that the Joint Transactions Committee may determine whether all private placement securities investments made during the preceding quarter, including those private placement securities investments in which the Registered Fund declined to participate, comply with the conditions of the Order. In addition, the Joint Transactions Committee will consider at least annually the continued appropriateness of the standards established for coinvestment by the Registered Fund, including whether the use of the standards continues to be in the best interests of the Registered Fund and its shareholders and does not involve overreaching on the part of any person concerned.

9.
Except for a Follow-On Investment made pursuant to Condition 5 above, no investment will be made by a Registered Fund in reliance on the Order in private placement securities of any entity if the Adviser knows, or reasonably should know, that another Registered Fund or Unregistered Account or any affiliated person of such Registered Fund or Unregistered Account then currently holds a security issued by that entity.

10.
Any transaction fee (including break-up or commitment fees but excluding brokerage fees contemplated by Section 17(e)(2) of the Act) received in connection with a transaction entered into in reliance on the requested Order will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a) of the Act, and the account will earn a competitive rate of interest that also will be divided pro rata among the participants based on the amounts they invested or committed, as the case may be, in such transaction.  None of the Unregistered Accounts nor any affiliated person (as defined in the Act) of the Registered Funds will receive any additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory or administrative compensation or reimbursements in accordance with an advisory or administration agreement or reimbursement arrangement) as a result of or in connection with a coinvestment transaction.

11.	No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of any of the Unregistered Accounts.

12.
Each Applicant will maintain and preserve all records required by Section 31 of the Act and any other provisions of the Act and the rules and regulations under the Act applicable to such Applicant.  The Registered Funds will maintain the records required by Section 57(f)(3) of the Act as if each of the Registered Funds were a business development company and the coinvestments and any Follow-On Investments (or exercise of warrants, conversion rights or other rights) were approved under Section 57(f).

IV.      Statement in Support of Relief Requested

Applicants submit that allowing the proposed coinvestments as proposed by this Application is justified on the basis of (i) the potential benefits to the Registered Funds and the shareholders thereof and (ii) the protections found in the Conditions set forth in this application.

A.  Potential Benefits

In the absence of the relief sought hereby, the Registered Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) should not prevent investment companies from making investments that are in the best interests of their shareholders.

The ability to participate in proposed coinvestments will benefit the Registered Funds and their shareholders by increasing favorable investment opportunities available to them. The Registered Funds will be able to (i) have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than any Registered Fund could obtain on its own and (ii) increase their bargaining power to negotiate more favorable terms.

At a meeting of the Boards of Directors of SVOF, SVCF, SVCP, TOF V and TOP V held on April 7, 2008, and by unanimous written consent dated April 7, 2008 signed by the Board of Directors of SVEF, the Independent Directors made findings that it is in the best interests of these funds to be able to co-invest with the other Registered Funds and Unregistered Accounts managed by the Adviser because, among other matters, the existing Registered Funds will be able to participate in a larger number and greater variety of transactions; they will be able to participate in larger transactions; they will have an easier time participating in investments during their ramp-up periods when the size of their investments is limited by tax diversification requirements applicable to their called capital rather than their capital commitments; they will be able to participate in all opportunities approved by the Investment Committee rather than risk underperformance through rotational allocation of opportunities between the Unregistered Accounts, on the one hand, and the Registered Funds on the other hand; they and any other Registered Funds and Unregistered Accounts participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; they will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; they will be able to avoid rotational allocation, which is less attractive than pro rata participation by eligible accounts; and the general terms and conditions of the proposed exemptive order are fair to these funds and its shareholders.

The proposed order contains certain modifications from the Original Order, which are discussed below.

1.           Separate Independent Directors for Each Registered Fund.  Condition 11 of the Original Order required that each Registered Fund have separate Independent Directors.  This has proven to be onerous and expensive without producing benefits for shareholders that the Independent Directors or TCP have been able to identify.  In 2007, for example, the Joint Transaction Committees approved more than 30 separate co-investment actions.  This has necessitated convening three or four separate Joint Transaction Committee special meetings at or about the same time for each of these investments, which has proven to be logistically difficult, particularly as the directors have expressed a desire to meet jointly when possible.  The differences among the Registered Funds in respect of particular investments have not involved issues the Independent Directors have thought would require separate boards in order to resolve.  Differences have generally resulted from the differing ages, available liquidity levels and existing concentration levels of the Registered Funds.  The Independent Directors have found the issues and their decision-making to be very straightforward in this regard and have endorsed elimination of this requirement.  In addition, in making decisions under the proposed order, the Independent Directors would be obligated to act in the best interests of each fund on whose board they would serve.  Applicants also submit that many open-end fund complexes with common boards routinely make co-investments under Rules 17a-6 and 17d-1(d)(5) without any board involvement, so it is difficult to see the utility of or regulatory need for separate boards.  The fund governance standards set forth in Rule 0-1(a)(7) under the Act do not include separate boards or even suggest the practice is beneficial.  Until recently, SEC co-investment orders did not have a separate board requirement.  See, e.g., the MassMutual 17d Order (2000); and Lincoln National Convertible Securities Fund, Inc. (Release No. IC-19837, 11/15/1993).  Finally, the additional cost – averaging approximately $100,000 per year per Independent Director in fair part because of the large number of Joint Transaction Committee meetings – is not in the interests of investors in the Registered Funds.  The proposed order removes the requirement that each Registered Fund have separate Independent Directors.

2.           Pro Rata Dispositions.  Condition 6 of the Original Order required Joint Transaction Committee approval of all dispositions even when proportionate to the holdings of each of the Registered Funds and Unregistered Accounts.  The proposed order removes this requirement with respect to dispositions that are proportionate and are made at the same time and on the same terms and conditions.  The Independent Directors have found that they have never had an issue with a pro rata disposition proposed by TCP.  In addition, disposition transactions often have a very short opportunity for decision, as the securities have usually become aged at that point and active institutional secondary markets may have developed.  As a consequence, the most favorable transaction may be available for only a few minutes or hours.  It is not in the best interests of shareholders of the Registered Funds to miss these opportunities because each of the Joint Transaction Committees needs to review the transaction.  Condition 6 is expressly premised on the principle that each Registered Fund should have an opportunity to participate pro rata in any disposition.  Where pro rata participation on the same terms is assured, it is difficult to see how the Adviser could overreach for the benefit of itself or its affiliates, and there seems to be very little benefit to be gained - - and significant opportunity costs incurred - - by requiring formal approval.  Making this change would bring pro rata disposition on the same terms in line with Follow -On Investments in Condition 5, which do not require any board approval when done pro rata to existing holdings and on the same terms.  In addition, at least some earlier coinvestment exemptive orders did not require Joint Transaction Committee approval for proportionate dispositions.  See, e.g., Lincoln National Convertible Securities Fund, Inc. (Release No. IC-19837, 11/15/1993).  For the reasons discussed above, each such Board, including the Required Majority of Independent Directors, has approved as being a policy in the best interests of each of the Registered Funds the ability of each of the Registered Funds participating in an investment in private placement securities to dispose of interests in such investment on a pro rata basis with each other Registered Fund and Unregistered Account participating in such investment at the same time, for the same unit consideration and on the same terms and conditions and price without prior approval by the Joint Transactions Committee of each Board.

3.           Dispositions of Securities that have Become Publicly Tradable.  Although Condition 6 of the Original Order did not specify that private placement securities could only be sold pursuant to Condition 6 even if they had become publicly tradable, during the processing of the application for the Original Order it became apparent that this was the interpretation of the staff.  The Independent Directors and TCP believe that the protections of Condition 6 are not necessary once the securities in question have become publicly salable.  First of all, no negotiation other than as to price would be possible in this situation, thereby satisfying one of the primary requirements that enables Registered Funds and Unregistered Accounts in which the Adviser and its Affiliates have investments to coinvest and disinvest in private placements without the need for an exemptive order under the staff's no-action positions.5  Second, there is no opportunity present in this situation for overreaching on the part of the Adviser or any other person that is not present whenever an investment adviser has invested in the same securities on behalf of multiple accounts.  Accordingly, there would not seem to be any need for extraordinary mandatory oversight by the Independent Directors and Applicants believe that the absence of a requirement for approval is consistent with the principles underlying the staff's no-action positions relating to the purchase and sale of securities where only price related terms are negotiated.  The Applicants believe that the use of allocation guidelines that would require pro rata disposition in the absence of a fiduciary determination to the contrary by the investment committee and a senior compliance officer or counsel would be sufficient in these circumstances.  Accordingly, Condition 6 no longer applies for dispositions of securities acquired pursuant to the Order that have become publicly tradable and are disposed of in accordance with the Adviser's allocation policies.

B.  Protective Representations and Conditions

The Conditions set forth in this application ensure that the proposed coinvestments are consistent with the protection of each Registered Fund's investors and with the purposes intended by the policy and provisions of the Act.  Specifically, the Conditions incorporate the following critical protections: (i) all participants will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant, (ii) the decision to participate in a proposed coinvestment will need to be approved by the Independent Directors of each Registered Fund to ensure that the terms of the proposed coinvestment are fair and reasonable, do not involve overreaching and are consistent with the investment objectives and policies set forth in filings with the Commission and (iii) the Registered Funds are required to retain and maintain certain records.

V.           Precedents

Relevant precedent for the modifications to the original Order proposed by Applicants are set forth in Paragraphs IV.A.1, 2 and 3.

VI.           Procedural Matters

Pursuant to Rule 0-2(f) under the Act, each Applicant states that its address is as indicated below:

Special Value Opportunities Fund, LLC
Special Value Expansion Fund, LLC
Special Value Continuation Fund, LLC
Special Value Continuation Partners, LP
Tennenbaum Opportunities Fund V, LLC
Tennenbaum Opportunities Partners V, LP
Special Value Absolute Return Fund, LLC

Tennenbaum DIP Opportunity Fund, LLC
Tennenbaum Opportunities Fund VI, LLC
TenWin, LP

Attn: Howard M. Levkowitz
c/o Tennenbaum Capital Partners, LLC
(310) 566-1000

Tennenbaum Capital Partners, LLC
Attn: Howard M. Levkowitz
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

Babson Capital Management LLC
Attn: Christopher DeFrancis, Co-General Counsel
1500 Main Street, Suite 2800
Springfield, Massachusetts 01115
(413) 226-1000

Applicants further state that all written or oral communications concerning this Application should be directed to:

Richard Prins
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

with copies to:

Howard M. Levkowitz
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

           and

Christopher DeFrancis
Co-General Counsel
Babson Capital Management LLC
1500 Main Street, Suite 2800
Springfield, Massachusetts 01115
(413) 226-1050

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the Act without conducting a hearing.

The verifications required by Rule 0-2(d) under the Act are attached to this Application as Exhibits A-1, A-2, A-3, A-4 and A-5.  The proposed notice of the proceeding initiated by the filing of the Application pursuant to Rule 0-2(g) under the Act is attached to this Application as Exhibit B.

Pursuant to Rule 0-2(c)(1) under the Act, each of SVOF, SVEF, SVCF, SVCP, TOF V, TOP V, DIPF, TOF VI and TenWin, states that its governing documents authorize Howard M. Levkowitz to make any filing with any regulatory body without action by any other person.

Pursuant to Rule 0-2(c)(1) under the Act, TCP states that its Limited Liability Company Agreement authorizes Howard Levkowitz to, among other things, make any filing, on behalf of itself or the entities it directly or indirectly manages, with regulatory authorities without approval by any other person.

Pursuant to Rule 0-2(c)(1) under the Act, Babson states that its organizational documents vest in its Board of Managers full authority to conduct its business without approval by any other person and that resolutions of its Board of Managers vest in its officers full authority to file any document, on behalf of itself or the entities it directly or indirectly manages, with regulatory authorities without approval by any other person.

VII.      Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Rule 17d-1 of the Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

Dated __________, 2011

SPECIAL VALUE OPPORTUNITIES FUND, LLC
SPECIAL VALUE EXPANSION FUND, LLC
SPECIAL VALUE CONTINUATION FUND, LLC
SPECIAL VALUE CONTINUATION PARTNERS, LP
TENNENBAUM OPPORTUNITIES FUND V, LLC
TENNENBAUM OPPORTUNITIES PARTNERS V, LP
SPECIAL VALUE ABSOLUTE RETURN FUND, LLC,
TENNENBAUM DIP OPPORTUNITY FUND, LLC
TENNENBAUM OPPORTUNITIES FUND VI, LLC
TENWIN, LP

On behalf of each of the above-referenced Funds
By: Tennenbaum Capital Partners, LLC
Its: Investment Manager

By: /s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Its: Managing Partner

TENNENBAUM CAPITAL PARTNERS, LLC

By: /s/Howard Levkowitz
Name: Howard Levkowitz
Title: Managing Partner

BABSON CAPITAL MANAGEMENT LLC

By: /s/ Christopher DeFrancis
Name: Christopher DeFrancis
Title: Co-General Counsel

EXHIBIT "A"

Tennenbaum Capital Partners, LLC

Capitalization of Registered Investment Companies

Tennenbaum Capital Partners, LLC
Investment Manager
Special Value Opportunities Fund, LLC ("SVOF") a Delaware LLC
155 Common Shareholders $711M commitments
400 Series Z Preferred Shareholders Liquidation preference $200,000
$175M Revolving Credit Facility
$65M Term Loan
Special Value Expansion Fund, LLC ("SVEF") a Delaware LLC
14 Common Shareholders $300M commitments
124 Series Z Preferred Shareholders Liquidation Preference $156,000
$90M Revolving Credit Facility
$10M Term Loan
Special Value Continuation Partners, LP ("SVCP") a Delaware LP
$419M Common LP (SVCF)
Preferred LPs Liquidation Preference $134M
$116M Credit Facility
$9.8M GP interest
Tennenbaum Opportunities Partners V, LP ("TOPV") a Delaware LLC
$1,105M Common LP (TOF V)
Preferred LPs Liquidation Preference $369M
$436M Credit Facility
Special Value Continuation Fund. LLC ("SVCF") a Delaware LLC
77 Common Shareholders $419M commitments
Tennenbaum Opportunities Fund V, LLC ("TOFV") a Delaware LLC
195 Common Shareholders $1,105M commitments
420 Series Z Preferred Shareholders Liquidation Preference $280K

All Funds are registered investment companies overseen by a majority-independent board of directors

September 2011

A-1

EXHIBIT A-1
VERIFICATION

State of California	)
: SS:
County of Los Angeles	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Special Value Opportunities Fund, LLC ("SVOF"), Special Value Expansion Fund, LLC ("SVEF"), Special Value Continuation Fund, LLC ("SVCF"), Special Value Continuation Partners, LP ("SVCP"), Tennenbaum Opportunities Fund V, LLC ("TOF V"), Tennenbaum Opportunities Partners V, LP ("TOP V"), Special Value Absolute Return Fund, LLC ("SVARF"), Tennenbaum Opportunity Fund VI, LLC (TOF VI"), TenWin, LP ("TenWin") and Tennenbaum DIP Opportunity Fund, LLC ("DIPF"), that he is authorized to file such application and to take all necessary actions in connection therewith pursuant to the terms of the limited liability company agreement of SVOF, SVEF, SVCF, TOF V, SVARF, TOF VI and DIPF and the limited partnership agreement of SVCP, TOP V and Tenwin, and that all actions necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Howard Levkowitz
Howard Levkowitz

Subscribed and sworn to before
me, the undersigned Notary Public,
this __th day of ________, 2011.

s/
Notary Public

My Commission expires: ____________, ____

A-1-1

EXHIBIT A-2
VERIFICATION

State of California	)
: SS:
County of Los Angeles	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Tennenbaum Capital Partners, LLC, that he is a managing partner of such company and that all actions by the holders and other bodies necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Howard Levkowitz
Howard Levkowitz

Subscribed and sworn to before
me, the undersigned Notary Public,
this __th day of ________, 2011.

s/

Notary Public
My Commission expires: ____________, ____

A-2-1

EXHIBIT A-3
VERIFICATION

Commonwealth of Massachusetts
: SS:
County of Hampden

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Babson Capital Management LLC, that he is Co-General Counsel of such company and that all actions necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Christopher DeFrancis
Co-General Counsel

Subscribed and sworn to before
me, the undersigned Notary Public,
this __th day of ________, 2011.

s/

Notary Public
My Commission expires: ____________, ____

A-3-1